SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 5, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release dated February 2, 2009, announcing the appointment of Arnaud de Weert as a new member of the Infineon Technologies AG Supervisory Board, effective February 1, 2009.

News Release / Presseinformation
Arnaud de Weert joins Infineon Supervisory Board
Neubiberg, Germany — February 2, 2009 — Based on the decision made by the Local Court in Munich, Arnaud de Weert has been appointed as a new member of the Infineon Technologies AG Supervisory Board, effective February 1, this year. De Weert follows Prof. Dr. Martin Winterkorn, who resigned from this office, officially as of January 31, 2009.
Arnaud de Weert (45) has been president of Novelis Europa in Zurich since May 1, 2006. The world leader in aluminum rolling supplies international customers in the automotive, building, packaging, transport and printing industries. Prior to this, de Weert was, among other things, employed in different managerial positions at General Electric in England, Spain and the Netherlands for nine years. The Infineon Technologies AG Supervisory Board will profit from this solid base of international experience.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
For the Finance and Business Press: INFXX200902.030e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Key Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 5, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer